Exhibit 99.3

Letter to Gilat Customers/Partner

Dear  Customers,

I am pleased to share with you the very exciting news that was announced earlier today.  Comtech Telecommunications Corp. (NASDAQ: CMTL) and Gilat have entered into a definitive agreement pursuant to which Comtech will acquire 100% of the stock of Gilat for approximately $577.3 million. Shareholders of Gilat will receive a combination of cash and Comtech common stock, implying a total consideration of approximately $10.25 per share.

As you may know, Comtech designs, develops, produces and markets innovative products, systems and services for advanced communications solutions. Comtech sells products to a diverse customer base in the global commercial and government communications markets. For more information, please visit www.comtechtel.com

Comtech and Gilat see eye-to-eye the bright future of satellite communications, and our respective businesses and products largely complement each other. We therefore believe that this transaction positions us well to compete in the global market, and to serve our customers and partners even more effectively, with a comprehensive set of world class solutions and products.

Comtech intends to continue to leverage Gilat's global success and achievements of the past few years. As such Gilat will become a wholly-owned subsidiary of Comtech and will maintain its own brand. Gilat will continue to maintain its corporate headquarter and main research and development center in Petah Tikva, Israel, and will remain loyal to its customers and partners, executing our business strategy, and delivering upon our commitments and product roadmap.

Please allow me to emphasize that both Comtech and Gilat remain as committed as ever to our customers and partners in delivering superior solutions and providing the highest level of support. Together and with a sharp focus on collaboration between Comtech and Gilat, we believe we can drive industry leading innovation.

I am happy to work with you to identify potential opportunities that this merger, once closed, can offer your business. I’ll reach out to you in the next couple of days to discuss.

Best regards,

Gilat Satllite Networks Ltd.